Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES COMMENCEMENT OF ANOC BEVERAGE PRODUCTION LINE IN CHINA

Vancouver, B.C. December 22, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the commencement of production of four beverage products by its joint venture partner China and Healthy Foods Company Limited (CAHFC) for the ANOCTM business in China.

The production line was constructed during the third quarter at CAHFC’s Xioagang facility and is capable of producing 108 million 500ml servings per year. The new facility will initially produce four beverage products: Green Tea, Black Tea, Peach Juice and Orange Juice. All products are part of the new ANOCTM product line and are sweetened with stevia. The grand opening ceremony for this new line took place on December 17, 2010 with a strong showing of local and provincial Government officials. Most notably, Vice Governor Honorable Mr. Zhao, Shucong and Party Secretary of Chuzhou City Honorable Mr. Han, Xiancong of the Anhui Province attended the ceremony and were present to receive the first bottle of ANOCTM beverage from the new production line. One of the key government objectives is to demonstrate that a rural farming region such as Xioagang can not only support strong farming economy but also industrial development that will further increase the economic prosperity for a rural region. Xioagang is demonstrating this through stevia farming and the use of stevia extracts in consumer products also produced in the Xioagang region. The Xioagang example is expected to be a model for other China rural areas to follow.

GLG Chairman and CEO Dr. Luke Zhang stated, “The grand opening of this new facility marks an important milestone for the ANOC joint venture. We can now develop the inventory necessary for our first ANOCTM beverage product launch in 2011. GLG and CAHFC control every step now from seed to shelf for consumer products including quality control and product formulation. We are proud of our partner’s achievement and we can now focus on the rollout of our first four beverage products in the first quarter of 2011. GLG also recognizes CAHFC’s achievement towards the development of value added industry in the Xioagang region to the stevia crop grown in Xioagang.”

Mr. Song Xiankun, Chairman and President of CAHFC said, “We are extremely pleased with the commencement of beverage production at our Xioagang facility. This is the first all natural and zero calorie beverage production line in China and this line can produce a full range of ANOCTM beverages including iced tea, juice, vitamin water, sports water and dairy drinks. We have developed over 30 different ANOCTM beverage formulas and all have received great responses in our market research. With this first ANOCTM beverage line starting production, the joint venture will be able to launch ANOCTM iced tea and juice soon and become the first company to market all natural and zero calorie beverages in China. We have had strong support from the local and provincial government to ensure a timely development of this facility. We recognize that we are also supporting the development of the Xioagang region by bringing value-added manufacturing and jobs to this region which demonstrates that when industry and government work together in rural agricultural areas, we can bring more prosperity to industry and the people of Xioagang.”

China’s food and beverage industry has experienced a more than 20% annual growth rate from 2002 to 2009 with the industry growing from approximately RMB900 billion to RMB4.7 trillion (US$ 693 billion) in 2009. As China’s middle class continues to develop, this is expected to fuel consumption growth in the China beverage and food industry. The Freedonia Group estimates that the China beverage market will grow from 105,750 million liters in 2007 to 199,500 million liters in 2017.

GLG also sees issues relating to obesity and diabetes in China as important for the joint venture's products. China became the world's second largest country, in terms of the number of diabetic patients (India is largest), with 92 million cases reported in 2009 (up from 10 million in 1987). China's Ministry of Health has also reported that there are currently 350 million people considered overweight and 70 million people considered obese. Adult Chinese male obesity patients are currently increasing at approximately 1.2% every year, surpassing the obesity growth rates in the USA, UK and Australia.

ANOC plans to launch its initial products in the first quarter of 2011 through a number of national distribution channels which have been recruited by CAHFC in the past six months, as well as through a network of 600 ANOCTM stores in major cities that have also been developed in 2009 by CAHFC.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC Joint Venture
The ANOC joint venture will focus on the sale and distribution of all natural and zero calorie beverage and food products in China that are sweetened with GLG stevia extracts. ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products nationally in China. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of ANOC and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840

info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.